Exhibit 16.1

March 8, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

We have read Item 4 of Form 8-K/A dated March 8, 2004, of EnPro Industries, Inc. and are in agreement with the statements contained in the first seven paragraphs on pages 2 and 3 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP